UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-1
                    -----------------------------------------

                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ----------------------------------------------------

                                Trans-Elect, Inc.
                            Trans-Elect Michigan, LLC
                 Michigan Transco Holdings, Limited Partnership
                           1850 Centennial Park Drive
                                    Suite 480
                                Reston, VA 20191

   (Names of individuals, companies and top registered holding company parents filing this statement and addresses of principal executive offices)
       ------------------------------------------------------------------

                                Sharon B. Heaton
                                Trans-Elect, Inc.
                           1850 Centennial Park Drive
                                    Suite 480
                                Reston, VA 20191

                   (Name and addresses of agents for service)
                       ----------------------------------

                                TABLE OF CONTENTS


ITEM I:   DESCRIPTION OF EXEMPTION.............................................1

     A.   Exemption Sought  ...................................................1

     B.   Aplicants and their Subsidiaries.................................... 1

ITEM II:  FEES, COMMISSIONS AND EXPENSES.......................................2

ITEM III: APPLICABLE STATUTORY PROVISIONS......................................2

ITEM IV:  REGULATORY APPROVAL..................................................3

ITEM V:   PROCEDURE............................................................4

ITEM VI:  EXHIBITS AND FINANCIAL STATEMENTS....................................4

ITEM VII: INFORMATION AS TO ENVIRONMENTAL EFFECTS..............................4

SIGNATURE......................................................................5

ITEM I: DESCRIPTION OF EXEMPTION

        A.      Exemption Sought

     Trans-Elect, Inc. ("Trans-Elect"), Trans-Elect Michigan, LLC ("T-E Michigan"), and Michigan Transco Holdings, Limited Partnership ("Michigan Holdings," and together with Trans-Elect and T-E Michigan, "Applicants"), all located at 1850 Centennial Park Drive, Suite 480, Reston, VA 20191, seek in this Application ("Application") an order of the Securities and Exchange Commission ("Commission") determining them to be an exempt holding companies pursuant to
Section 3(a)(1) of the Public Utility Holding Company Act of 1935 (the "Act"). Applicants set forth below the information necessary to establish their entitlement to an exemption under Section 3(a)(1) of the Act.

        B.      Applicants and their Subsidiaries

     Trans-Elect is a privately-held Michigan corporation, with its principal corporate office at 1850 Centennial Park Drive, Suite 480, Reston VA 20191.1 It is a holding company and neither owns nor operates any physical properties. The principal business of Trans-Elect is to acquire and operate electric transmission assets. Trans-Elect indirectly acquired Michigan Electric Transmission Company, LLC ("METC"), an electric utility company under the Act, in 2002.

     T-E Michigan, a Michigan limited liability company, is a wholly-owned subsidiary of Trans-Elect. The principal business of T-E Michigan is as the sole General Partner of Michigan Holdings. Michigan Holdings is a Michigan a general partnership. T-E Michigan is the sole General Partner of Michigan Holdings and SFG-V Inc., a wholly-owned indirect subsidiary of General Electric Capital Corporation, is the sole Limited Partner. Michigan Holdings' principal business is hold the 100% single-member interest in METC.

     METC is the sole public utility company subsidiary of the Applicants. METC, which has no generation or distribution assets and is not affiliated with a generating or distribution utility, is an electric transmission company providing transmission service on an open access basis wholly within the State of Michigan. Its principal offices are located at 540 Avis Drive, Suite H, Ann Arbor Michigan 48108. The regulated electric transmission assets of Consumers Energy Company were transferred to METC on April 1, 2001, and on May 1, 2002, METC was sold to Michigan Holdings by Consumers Energy Company.

               Trans-Elect also has the following subsidiaries:

          (a) Trans-Elect Illinois LLC is an inactive limited liability company organized under the laws of the State of Delaware.

-------------
1 The principal corporate offices of the other Applicants and, unless otherwise noted, Trans-Elect's other subsidiaries also are located at this address.

          (b) Illinois Transco Holdings, Limited Partnership is an inactive limited partnership organized under the laws of the State of Delaware.

          (c) Illinois Electric Transmission Company, LLC is an inactive limited liability company organized under the laws of the State of Delaware.

          (d) New Transmission Development Company, a transmission development holding company, is organized under the laws of the State of Delaware.

          (e) Trans-Elect NTD Path 15, LLC is a limited liability company organized under the laws of the State of Delaware to develop and construct an approximately $200 million regulated transmission line along Path 15 in central California along with Western Area Power Administration and Pacific Gas and Electric Company. Path 15 is not currently in operation and thus not generating any current revenue.

          (f) Trans-Elect NTD Holdings Path 15, LLC is a limited liability company organized under the laws of the State of Delaware to facilitate the financing for Path 15.

          (g) Subsidiaries in connection with Foreign Utility Company. TEI Canada, Inc. ("TEI Canada"), a Delaware company, is a wholly owned subsidiary of Trans-Elect. TEI Canada owns TE-TAU, Inc.("TE-TAU"), a Delaware company, that owns the Nova Scotia 3057246 ("Nova Scotia Company"), a Canadian Corporation. The Nova Scotia Company holds a fifty percent interest in both AltaLink Investment Management, LTD and AltaLink, LTD and 9.99 percent interest in AltaLink Investment LP. As a result of the corporate structure and the ownership percentages at each company, TE-TAU holds a ten percent interest in AltaLink LP ("AltaLink"), a foreign utility company under Section 33 of the Act. The assets of AltaLink consist of more than 7,700 miles of high-voltage transmission lines and 260 substations with ratings from 69,000 to 500,000 volts, all located in the Province of Alberta, Canada, along with related land rights, control centers and other assets necessary or appropriate for the conduct of electric transmission operations. A Notification of Foreign Utility Company Status for AltaLink was filed with the Commission on April 10, 2002 and amended on September 9, 2002.

ITEM II.   FEES, COMMISSIONS AND EXPENSES

     Any fees, commissions or expenses related to this Application are expected to be de minimis and in no event will exceed $10,000.

ITEM III.  APPLICABLE STATUTORY PROVISIONS

     Section 3(a)(1) provides that "unless and except insofar as it finds the exemption detrimental to the public interest or the interests of investors or consumers" the Commission shall exempt from registration any holding company and every subsidiary thereof, if:

          such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly, or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

The Commission has held that the "predominantly intrastate in character/substantially in a single State" test must be met individually by the holding company system as a whole and each "material" public-utility subsidiary. See Texas Utilities Co., 31 S.E.C. 367, 370 (1950).

     Applicants will satisfy the objective criteria for exemption under Section 3(a)(1) in this case. They and their only public utility company subsidiary, METC, are all formed under the laws of Michigan. They derive all of their utility income from METC.2 METC's public utility operations are confined to Michigan.

     In determining whether a company is "predominantly intrastate in character" and operates "substantially in a single State," the Commission has historically considered various quantifiable factors, including gross operating revenues, net operating revenues, net income, number of customers served, location of utility assets, and net utility plant, in order to compare the company's out-of-state presence with its in-state presence. See NIPSCO Industries, Inc., 53 S.E.C. 1296, 1323 (1999) ("NIPSCO"). In a recent case, the Commission observed that, in practice, it has given the greatest deference to revenues. See C&T Enterprises, Inc., et al., Holding Co. Act Release No. 27590 (Oct. 31, 2002).

     There is also no basis for the Commission to conclude that granting exemptions to the Applicants would be "detrimental to the public interest or the interests of investors or consumers." The Applicants are privately held companies. The utility operations of their public utility company subsidiary, METC, are restricted to providing transmission services to electric utility companies, and those operations are subject to close supervision by the Federal Energy Regulatory Commission. METC has no retail commercial or residential ratepayers and no utility rates that are subject to the jurisdiction of any state commission. Because METC does not conduct traditional retail utility operations regulated by a state commission, the status of Applicants as exempt holding companies raises no issues whatsoever regarding the effectiveness of state regulation.

ITEM IV.  REGULATORY APPROVAL

     No other government agency other than the Commission has jurisdiction over this matter.


-------------
2 The state of incorporation and interstate character of business of an applicant's non-utility subsidiaries is not considered relevant to whether a holding company is entitled to an exemption under Section 3(a)(1). See Eastern Gas and Fuel Associates, 30 S.E.C. 834, 848 (note 19) (1950).

ITEM V.  PROCEDURE

     Applicants hereby (i) waive a recommended decision by a hearing officer,
(ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM VI.  EXHIBITS AND FINANCIAL STATEMENTS

          A. Exhibits

               G Form of Notice

          B. Financial Statements

               Applicants will file the financial statements required to be filed with this Application in paper copy only and requests confidential treatment for that filing pursuant to Rule 104(b), 17 CFR Section 250.104(b).

ITEM VII.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

     This Application covers matters that will not involve major federal action significantly affecting the quality of human environment as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Section 4321 et seq. No changes in the operations of the Applicants or their subsidiaries that would have any significant impact on the environment would occur as a result of receiving the Commission order sought in this Application. To Applicants' knowledge, no federal agency is preparing an environmental impact statement with respect to this matter.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application to be signed on their behalf by the undersigned thereunto duly authorized.




                       TRANS-ELECT, INC.


                       By:  /s/ Sharon Heaton
                            ----------------------------------------
                            Sharon Heaton
                            Senior Vice President and Secretary



                       TRANS-ELECT Michigan, LLC


                       By:  Trans-Elect Inc., its sole member


                       By:  /s/ Sharon Heaton
                            ----------------------------------------
                            Sharon Heaton
                            Senior Vice President and Secretary


                       MICHIGAN TRANSCO HOLDINGS, LIMITED PARTNERSHIP


                       By:  Trans-Elect Michigan, LLC, its General
                            Partner

                       By:  Trans-Elect Inc., its sole member


                       By:  /s/ Sharon Heaton
                            ----------------------------------------
                            Sharon Heaton
                            Senior Vice President



Date:  September 5, 2003